EXHIBIT (A)(18)

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         CORPORATE NEWS


                      Contact:  Marc Grossman
                                Sr. Vice President - Corporate Affairs
                                310-205-4030


                  HILTON SERVES AMENDED LAWSUIT AGAINST ITT'S
                             SCORCHED EARTH TACTICS

              BEVERLY HILLS, Calif., June 12, 1997 -- Hilton Hotels Corporation (NYSE: HLT) said today that it has amended its lawsuit against ITT Corporation (NYSE: ITT), originally filed in January, in response to ITT's recently disclosed "scorched earth" tactics. In addition to Hilton's previous claims, the amended lawsuit attacks the change of control penalty provisions that ITT has included in its hotel management contracts, as well as ITT's reported intention to liquidate core lodging assets. The amended lawsuit also adds individual ITT directors as defendants.

              Hilton said that the change of control provisions "are the clearest evidence yet that ITT management is so desperately entrenched that it is willing to destroy assets and shareholder value in order to keep their jobs." The change of control provisions included in ITT's management contracts for the hotels it is selling to FelCor permit FelCor to terminate the contracts if 1) ITT is sold to a buyer that ITT's incumbent board does not approve, or 2) ITT's incumbent board is voted out of office by ITT shareholders.

              "ITT's incumbent management is destroying a valuable corporate asset, the hotel management contracts with FelCor, and is saying to its shareholders, if you vote us out of office, or sell your shares to someone we don't approve, we will throw this valuable asset out the window.'" Published reports indicate that ITT is seeking to sell other hotel properties on similar terms.

              The amended lawsuit also challenges ITT's reported intention to liquidate core hotel properties without a fair and open auction and without a shareholder vote. Hilton previously informed the ITT board that Hilton is a ready, willing and able buyer for these assets, but ITT has refused






         to talk to Hilton. Hilton described the change of control provisions and ITT's refusal to discuss lodging asset sales with Hilton as a clear breach of the ITT board's fiduciary duties to ITT shareholders.

              "The benefits of combining our two companies remain compelling, and it is in the interests of the shareholders of both companies to conclude a transaction," Hilton said. "To that end, we are more committed than ever to making the Hilton-ITT combination a reality."

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